Exhibit 99.(1)(a)

CERTIFICATE OF TRUST

OF

NEW FS SPECIALTY LENDING FUND

The undersigned, the sole trustee of New FS Specialty Lending Fund, desiring to form a statutory trust pursuant to the Delaware Statutory Trust Act, 12 Del. C. § 3810, hereby certifies as follows:

1.	The name of the statutory trust is New FS Specialty Lending Fund (the “Trust”).

2.	The name and business address of the registered office of the Trust is CT Corporation System. The name of the Trust’s registered agent at such address is 1209 Orange St., Wilmington, DE 19081.

3.	The Trust is or will become prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. § 80a-1 et seq.).

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Trust as of this 4th day of March, 2025.

/s/ Michael C. Forman
Michael C. Forman
Sole Trustee